Exhibit 16.1

July 10, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for National Automation Services, Inc. (the “Company”) and we have read and agree with the statements in Item 4.01 of the Company’s Form 8-K dated July 10, 2015 related to the dismissal of our firm as the Company’s independent registered public accounting firm.

Very truly yours,

Keeton CPA